UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi Tokyo Financial Group, Inc.

Notice of Allocation and number of shares

to be allocated for the First Series of Class 3 Preferred Shares, etc.

Tokyo, February 15, 2005—Mitsubishi Tokyo Financial Group, Inc. (Director, President and CEO: Nobuo Kuroyanagi) (the “Company”) hereby announces that the allocation and number of shares to be allocated for the First Series of Class 3 Preferred Shares which were resolved to be issued at the meeting of the Company’s Board of Directors held on January 27, 2005, has been decided as follows.

The Company also announces the summary of terms and conditions of capital increase of The Bank of Tokyo-Mitsubishi, Ltd. (President: Nobuo Kuroyanagi), a wholly owned subsidiary of the Company, by means of third party allocation, to which the Company will apply its proceeds from the issuance of the First Series of Class 3 Preferred Shares.

1. Allocation and number of shares to be allocated for the First Series of Class 3 Preferred Shares

To be allocated to;	Number of shares to be allocated;	Amount to be paid;
Meiji Yasuda Life Insurance Company	40,000 shares	¥100,000,000,000
Tokio Marine & Nichido Fire Insurance Co., Ltd.	40,000 shares	¥100,000,000,000
Nippon Life Insurance Company	20,000 shares	¥50,000,000,000

Total	100,000 shares	¥250,000,000,000

2. Summary terms and conditions of capital increase of The Bank of Tokyo-Mitsubishi, Ltd.

Name	First Series of Class 2 Preferred Shares of The Bank of Tokyo-Mitsubishi, Ltd.

Number of shares to be issued	100,000,000 shares

Issue price	¥2,500 per share

Amount accounted to stated share capital	¥1,250 per share

Aggregate amount of the issue price	¥250,000,000,000

Subscription date	February 18, 2005 (Friday)

Payment date	February 21, 2005 (Monday)

Preferred dividends	¥60 per share; provided, that the preferred dividends on the preferred shares for the period beginning February 21, 2005 and ending March 31, 2005 will be ¥6.42 per share.

Preferred interim dividends	¥30 per share

Mandatory retirement of the preferred share	The Bank of Tokyo-Mitsubishi, Ltd. may, at any time on and after February 22, 2010, redeem all or part of the preferred shares at ¥2,500 per share. In case of a partial redemption, it will be effected by way of lot or other method.

Allocation and number of shares to be allocated	All of the preferred shares will be allocated to the Mitsubishi Tokyo Financial Group, Inc. by means of third-party allocation.

Initial date for dividend accrual	February 21, 2005 (Monday)

Contact:

Mitsubishi Tokyo Financial Group, Inc.

Corporate Communications Office

Tel: 03-3240-9059

The purpose of this press release is to make a general public statement of the issuance and sale of shares of the Preferred Stock in Japan. It has not been prepared for the purpose of soliciting investments in the Preferred Stock.

The Preferred Stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

<For reference>

1. Outline of the companies to which the First Series of Class 3 Preferred Shares are to be allocated

Name of the company to be allocated shares			Meiji Yasuda Life Insurance Company

Number of shares to be allocated			40,000 shares

Amount to be paid			¥100,000,000,000

Profile of the company to be allocated shares	Head Office address		1-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan
	Name of Representative		Ryotaro Kaneko, President
	Amount of Funds (as of September 30, 2004)		¥350,000,000,000 (including contingency reserve)
	Business description		Life insurance business
	Principal Shareholders and the ratio of shareholdings thereof		Not applicable.

Relationship between the company to be allocated shares and the Company	Capital relationship	Number of shares of the company to be allocated shares which are held by the Company	Not applicable.
		Number of shares of the Company which are held by the company to be allocated shares	Class 1 Preferred Shares 8,350 shares (as of October 1, 2004) Ordinary Shares 48,499.59 shares* (as of September 30, 2004)
	Business relationship, etc.	Sales transaction	None.
		Business relationship other than sales transaction	None.
		Personnel relationship	Mr. Ryotaro Kaneko, President of the company to be allocated shares, concurrently holds the office of Director of the Company.

Agreement with respect to the shareholdings			None.

*	In addition to these shares, Meiji Yasuda Life Insurance Company has entrusted 175,000 Ordinary Shares for the retirement benefit trust as of September 30, 2004, for which shares the company retains the right to instruct the trustee’s exercise of voting rights.

Name of the company to be allocated shares			Tokio Marine & Nichido Fire Insurance Co., Ltd.

Number of shares to be allocated			40,000 shares

Amount to be paid			¥100,000,000,000

Profile of the company to be allocated shares	Head Office address		2-1, Marunouchi 1-Chome, Chiyoda-ku, Tokyo, Japan
	Name of Representative		Kunio Ishihara, President
	Amount of Capital (as of October 1, 2004)		¥101,900,000,000
	Business description		Non-life insurance business
	Principal Shareholders and the ratio of shareholdings thereof (as of October 1, 2004)		Millea Holdings, Inc. 100%

Relationship between the company to be allocated shares and the Company	Capital relationship	Number of shares of the company to be allocated shares which are held by the Company	None.
		Number of shares of the Company which are held by the company to be allocated shares	Class 1 Preferred Shares 8,350 shares (as of October 1, 2004) Ordinary Shares 141,649.82 shares (as of September 30, 2004)
	Business relationship, etc.	Sales transaction	Insurance transaction.
		Business relationship other than sales transaction	None.
		Personnel relationship	Mr. Kunio Ishihara, President of the company to be allocated shares, concurrently holds the office of Corporate Auditor of the Company.

Agreement with respect to the shareholdings			None.

The purpose of this press release is to make a general public statement of the issuance and sale of shares of the Preferred Stock in Japan. It has not been prepared for the purpose of soliciting investments in the Preferred Stock.

The Preferred Stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Name of the company to be allocated shares			Nippon Life Insurance Company

Number of shares to be allocated			20,000 shares

Amount to be paid			¥50,000,000,000

Profile of the company to be allocated shares	Head Office address		5-12, Imabashi 3-Chome, Chuo-ku, Osaka, Japan
	Name of Representative		Ikuo Uno, President
	Amount of Funds (as of September 30, 2004)		¥750,000,000,000 (including contingency reserve)
	Business description		Life insurance business
	Principal Shareholders and the ratio of shareholdings thereof		Not applicable.

Relationship between the company to be allocated shares and the Company	Capital relationship	Number of shares of the company to be allocated shares which are held by the Company	Not applicable.
		Number of shares of the Company which are held by the company to be allocated shares	Ordinary Shares 125,018.13 shares (as of September 30, 2004)
	Business relationship, etc.	Sales transaction	None.
		Business relationship other than sales transaction	None.
		Personnel relationship	None.

Agreement with respect to the shareholdings			None.

2. Change in the aggregate number of outstanding shares of Mitsubishi Tokyo Financial Group, Inc.

Aggregate number of outstanding shares as of the present date	Ordinary Shares	6,545,353.37 shares	(As of February 15, 2005)
	Class 1 Preferred Shares	40,700 shares
	Class 3 Preferred Shares	0 share
	Class 4 Preferred Shares	0 share
	Total	6,586,053.37 shares	(As of February 15, 2005)
Number of shares to be issued	Class 3 Preferred Shares	100,000 shares

Aggregate number of outstanding shares after the capital increase	Ordinary Shares	6,545,353.37 shares
	Class 1 Preferred Shares	40,700 shares
	Class 3 Preferred Shares	100,000 shares
	Class 4 Preferred Shares	0 share
	Total	6,686,053.37 shares

The purpose of this press release is to make a general public statement of the issuance and sale of shares of the Preferred Stock in Japan. It has not been prepared for the purpose of soliciting investments in the Preferred Stock.

The Preferred Stock will not be and has not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.